Exhibit 12.1

CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Three months
	ended	Year ended
	March 31,	December 31,
	2016	2015
Pretax income from operations:
Net income	$45.5	$270.7
Add income tax expense (benefit)	(5.0)	97.0
Pretax income from operations	40.5	367.7
Add fixed charges:
Interest expense on corporate debt	11.4	45.0
Interest expense on investment borrowings and borrowings related to variable interest entities	16.3	49.9
Interest added to policyholder account balances	28.8	122.7
Portion of rental (a)	4.5	14.1
Fixed charges	61.0	231.7
Adjusted earnings	$101.5	$599.4
Ratio of earnings to fixed charges	1.66X	2.59X

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(a)	Interest portion of rental is estimated to be 33 percent.